

May 30, 2012

Via E-mail
Ms. Heather Bresch
Chief Executive Officer
Mylan, Inc.
1500 Corporate Drive
Canonsburg, Pennsylvania 15317

     Re: Mylan, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2011
             Filed February 21, 2012
             Form 10-Q for Quarterly Period Ended March 31, 2012
             Filed April 27, 2012
             File No. 001-09114

Dear Ms. Bresch:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings

Research and Development, page 18

1. Please tell us why you disclose on page 19 that the brand name equivalents associated with the 172 ANDA you have pending FDA approval represent $98.4 billion in annual sales. Although presumably factual, the relevance of this amount to revenues for the generic drugs that you may ultimately market is not clear.

Management's Discussion and Analysis
2011 Compared to 2010, page 54

2. Please provide proposed disclosure to be included in future periodic filings to explain how much of the change in your revenues involves increases for new products launched in the current year and decreases for products launched in prior years. In addition, provide proposed disclosure to quantify the effect that volume and price variances had on your revenue for each year presented.

3. Please provide us proposed disclosure to be included in future periodic filings that quantifies each of the primary factors underlying the increase in your gross profit, such as the impact of new generic product launches, favorable pricing on EquiPen and lower profit margins for generic products launched in prior periods, for each year presented. Also, quantify the significant components of cost of sales, such as cost of inventory sold, amortization of purchased intangible assets and special items, and explain the factors underlying significant changes in these amounts.

4. You state on page 32 that your "at risk product launch situations" could lead to litigation, and that an unfavorable outcome of this litigation could have a material adverse effect on your business, financial position and results of operations. Please tell us the cumulative revenue amount recognized for your "at risk product launch situations" as of December 31, 2011 and why you have not provided disclosure pursuant to Item 303(a)(3)(ii) of Regulation S-K of this known uncertainty.

Operating Expenses, page 56

5. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the factors underlying significant changes in each caption shown in your consolidated statement of operations for each year presented.

6. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the underlying factors, such as changes to your intercompany financing arrangements, which caused your domestic operating results to change from pre-tax losses of $491.8 million in 2009 and $273.7 million in 2010 to pre-tax earnings of $537.0 million in 2011 and your foreign pre-tax earnings to decrease from $718.7 million in 2009 to $117.6 million in 2011.

7. Please provide us proposed disclosure to be included in future periodic filings that describes and quantifies the factors that resulted in your recognition of an $18.9 million foreign tax benefit, when your foreign operations generated earnings before income taxes of $117.6 million in 2011.

Liquidity and Capital Resources, page 61

8. On page 24, you refer to the "risk of debt default by certain European countries and related European financial restructuring efforts" and to the negative impact of reduced consumer spending and/or third-party coverage or reimbursement on your business, financial position and results of operations. Given the current economic situation in Europe and the significance of your net revenues generated in these markets, please provide proposed disclosure to be included in future periodic filings that breaks down your accounts receivable balances by country with a focus on those experiencing significant economic, fiscal and/or political strains, such that the likelihood of default would be higher than normal. Separately disclose amounts due, if any, directly from or funded by each country's government. Also, your disclosure should present receivable balances that are current and those past due, showing the number of days past due. Tell us why you believe allowances recorded for these receivables are appropriate.

9. On page 38, you describe certain provisions of Health Reform Laws that could have a material adverse effect on your business, financial position and results of operations, such as the assessment of a pharmaceutical manufacturer fee and an increase in rebates paid by manufacturers under Medicaid programs. Please provide us proposed disclosure to be included in future periodic filings the describes and quantifies the effects of the Health Reform Laws on your liquidity and results of operations and the effects this legislation are expected to have on your future liquidity and results of operations. For example, include the following information.
    *   In 2010 and 2011, the amount incurred related to the increase in the Medicaid rebate;
    *   In 2011, the amount incurred related to Medicare Part D "donut hole"; and
    *   The expected effect in 2012 and beyond.

    Also, provide us corresponding accounting policy disclosures to be included in your financial statements in future periodic reports.

Item 8. Financial Statements and Supplementary Data
General

10. Please confirm that all related party transactions are disclosed in accordance with ASC 850-50 or provide us proposed disclosure to be included in future filings the additional disclosures as required. The definition of related party may be found in ASC 850-10-20.

Notes to Consolidated Financial Statements
4. Balance Sheet Components, page 93

11. You disclose that finished inventory increased by $99.9 million and "other liabilities" decreased by $86.9 million from the year ended December 31, 2010 to the year ended December 31, 2011. In addition, in Note 6 in the Form 10-Q for the three months ended

March 31, 2012 compared to the year ended December 31, 2011, you disclosed that legal and professional accruals, including litigation reserves, decreased by $77.8 million and payroll and employee benefits plan accruals decreased by $55.3 million. Please provide proposed disclosure for Management's Discussion and Analysis to be included in future filings to discuss the composition of the amount of each significant change that resulted in significant decreases/increases in your balance sheet line items.

8. Income taxes, page 111

12. Please explain to us why the deferred tax assets and deferred tax liabilities shown in Note 8 differ from the corresponding amounts reported in your consolidated balance sheets.

13. Refer to the "net benefit on repatriated earnings" in your reconciliation of the statutory tax rate to the effective tax rate. Please explain to us the nature of this item and the factors that you considered in concluding that your investments in foreign subsidiaries are essentially permanent in duration.

11. Employee Benefits, page 116

14. You disclose that a multiemployer pension plan, the PACE Industry Union-Management Pension Fund, in which you participate, had a critical zone status as of December 31, 2010 and 2009 and presently is under a rehabilitation plan. Please tell us your consideration of guidance in ASC 715-80-50-2 regarding disclosure of your potential liability upon plan termination or your withdrawal or ceasing of contributions to this plan.

13. Commitments
Other Commitments, page 120

15. You state on page 120 that you have entered into an exclusive collaboration on the development, manufacturing, supply and commercialization of multiple, high value generic biologic compounds for the global marketplace, that you have committed to provide funding related to this collaboration over the next several years and that these amounts could be substantial. Also, you state on page 86 that you periodically enter into various types of revenue arrangements with third-parties, including agreements for the sale or license of product rights or technology, research and development agreements, collaboration agreements and others, and on page 92 that you entered a collaborative arrangement with Biocon, in which you will share development, capital and certain other costs to bring products to market. These agreements may include the receipt of upfront and milestone payments, royalties, and payments for contract manufacturing and other services. Please provide us proposed disclosure to be included in the future periodic filings that describes and quantifies the rights and obligations of each party to your collaborative/partnership arrangements and any other significant terms to these agreements. Refer to ASC 730-20-50 and ASC 808-10-50 for the disclosure requirements.

14.Contingencies, page 121

16. You state that it is not possible to determine with "any degree of certainty the ultimate outcome of the following legal proceedings." ASC 450 does not require estimation with certainty. Please provide us proposed disclosure to be included in future periodic filings that complies with the requirements of ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Mary Mast, Senior Staff Accountant, at (202) 551-3613, if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant